

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2024

Chen Weihua
Chief Legal Adviser
China Southern Airlines Company Limited
68 Qi Xin Road
Guangzhou, 510403
People's Republic of China

> **Re: China Southern Airlines Company Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-14660**

Dear Chen Weihua:

      We have completed our review of your filing, including your Form 20-F Amendment No. 1 filed on May 28, 2024 and have determined not to issue additional comments. Our decision not to issue additional comments regarding your prior responses and the disclosure in your amended Form 20-F should not be interpreted to mean that we either agree or disagree with your responses or your disclosure regarding the presence of CCP officials on your Board of Directors, including any conclusions you have made and positions you have taken with respect to such disclosure. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Nicholas Pellicani